               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549
                             __________________
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No.2)*



                      Prodigy Communications Corporation
________________________________________________________________________________
                               (Name of Issuer)

               Class A Common Stock, $0.01 par value per share**
                  Common Stock, $0.01 par value per share**
________________________________________________________________________________
                         (Title of Class of Securities)


                                   74283 P 10 7
        _______________________________________________________________
                                (CUSIP Number)

                                Wayne A. Wirtz
                            SBC Communications Inc.
                            175 East Houston Street
                           San Antonio, Texas 78205
                                (210) 351-3736
________________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 31, 2000
        _______________________________________________________________
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.






_______________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**  See Item 4.

------------------------------------------------------------------------------
CUSIP NO. 74283 P 10 7
------------------------------------------------------------------------------

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SBC Communications Inc.; I.R.S. Identification No. 43-130883
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [X]**
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      AF,WC,00
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                          [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             50,448,283**
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          50,448,283**
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      50,448,283 shares
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      41.95%**
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      HC,CO
------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!




_____________________________
**        See Item 4.

------------------------------------------------------------------------------
CUSIP NO. 74283 P 10 7
------------------------------------------------------------------------------

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SBC Internet Communications, Inc.; I.R.S. Identification No. 74-2937337
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      AF,WC,00
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                          [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             50,448,283**
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          50,448,283**
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      50,448,283 shares
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      41.95%**
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




_____________________________
**        See Item 4.

Item 1.   Security and Issuer.
          -------------------

          This Amendment No. 2 to Schedule 13D (this "Statement") relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), and the Common Stock, par value $0.01 per share (the "Common Stock") of Prodigy Communications Corporation ("Prodigy"), a Delaware corporation, and amends and restates SBC's statement on Schedule 13D filed on November 29, 1999 (the "Original 13D"), as amended by Amendment No. 1 to Schedule 13D filed on June 12, 2000.

          The address of the principal executive office of Prodigy is: Prodigy Communications Corporation, 44 South Broadway, White Plains, New York 10601.

Item 2.   Identity and Background.
          -----------------------

          The principal business address of SBC Communications Inc., a Delaware corporation ("SBC"), is: 175 East Houston Street, San Antonio, Texas 78205. SBC is a communications holding company whose subsidiaries are engaged primarily in communications.

          The principal business address of SBC Internet Communications, Inc., a Delaware corporation and an indirect wholly owned subsidiary of SBC ("SBC Sub"), is: 175 East Houston Street, San Antonio, Texas 78205. SBC Sub was formed primarily to hold the ownership interests in Prodigy as described in Item 4 below.

          (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors, advisory director and executive officers, as applicable, of each of SBC and SBC Sub is set forth in Exhibit A hereto. Except as otherwise indicated in Exhibit A hereto, each person listed in Exhibit A hereto is a citizen of the United States.

          (d)-(e) During the last five years, none of SBC or SBC Sub or, to the knowledge of SBC or SBC Sub, any of the persons listed on Exhibit A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to the Investment, Issuance, Contribution and Assumption Agreement, dated as of November 19, 1999 and amended as of April 19, 2000 (the "Investment Agreement"), by and among SBC, SBC Sub, Prodigy, Prodigy Transition Corporation, a Delaware corporation and a wholly owned subsidiary of Prodigy ("Prodigy Sub"), and Prodigy Communications Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), SBC and SBC Sub acquired beneficial ownership of the 50,448,283 shares of Class A Common Stock of Prodigy to which this Statement relates in exchange for the contribution of certain tangible and intangible assets, which will be used by Prodigy and the Operating Partnership in the operation of its business, and $100. In addition, SBC and SBC Sub entered into the Strategic Agreement, pursuant to which, among other things, (a) SBC's existing Internet customers will receive the Prodigy Internet service, (b) SBC has committed to procure for Prodigy additional Internet customers over a three-year period and (c) SBC has committed to market Prodigy's Internet services exclusively and not to market Internet services from any other Internet Service Provider for three years (subject to termination or extension in certain circumstances). For a description of the Investment Agreement and the Strategic Agreement and the transactions contemplated thereby, see "Item 4. Purpose of Transaction" below. Copies of the Investment Agreement and the Strategic Agreement were filed as exhibits to the Original 13D and the Investment Agreement and the Strategic Agreement are specifically incorporated herein by reference in response to this Item 3. The Investment Agreement was amended as of April 19, 2000 to extend the termination date from May 19, 2000 to June 1, 2000.

Item 4.   Purpose of Transaction.
          ----------------------

          (a)-(j) SBC and SBC Sub are filing this Statement pursuant to the Closing of the transactions contemplated by the Investment Agreement as a result of which (i) SBC no longer has beneficial ownership of any shares of Common Stock and (ii) SBC and SBC Sub have acquired beneficial ownership of 50,448,283 shares of Class A Common Stock. The purpose of the transactions contemplated by the Investment Agreement and SBC's beneficial ownership of Common Stock and Class A Common Stock are described below.

          Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Investment Agreement.

I. Beneficial Ownership of Common Stock
----------------------------------------

          Pursuant to Instructions For Cover Page (2) to this Schedule 13D, the following is a description of the relationship among SBC, Telmex (as defined below) and Carso (as defined below) under the Voting Agreement (as defined below) but is not an affirmation by SBC of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Securities Exchange Act of 1934 (the "Act") and Rule 13d-5(b)(1) thereunder.

          In order to induce SBC and SBC Sub to enter into the Investment Agreement and the Strategic and Marketing Agreement, dated as of November 19, 1999 (the "Strategic Agreement"), among SBC, SBC Sub, Prodigy and Operating Partnership,

Carso Global Telecom, S.A. de C.V. ("Carso") and Telefonos de Mexico, S.A. de C.V. ("Telmex") entered into a Voting Agreement, dated as of November 19, 1999, with SBC (the "Voting Agreement"). Pursuant to the Voting Agreement, each of Telmex and Carso agreed, among other things, (i) to deliver to SBC an irrevocable proxy to Vote (as defined in the Voting Agreement) their Shares (as defined in the Investment Agreement) and any other shares of capital stock of Prodigy acquired by them after the date of the Voting Agreement and prior to the termination of the Voting Agreement in favor of adoption and approval of the Investment Agreement, the Strategic Agreement and the transactions contemplated thereby, the Transactions (as defined in the Voting Agreement) and the Charter and By-Law Amendments (as defined in the Voting Agreement), (ii) against any action or agreement that would compete with, impede, interfere with or tend to discourage the Transactions or inhibit the timely consummation of the Transactions, (iii) against any action that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Prodigy or Operating Partnership under the Investment Agreement or the Strategic Agreement and (iv) except for the Transactions and the Investment Agreement, against any merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of Prodigy or its Subsidiaries. In addition, each of Carso and Telmex agreed not to transfer or otherwise dispose of any of their Shares, or any other shares of capital stock of Prodigy acquired by them after the date of the Voting Agreement and prior to the termination of the Voting Agreement.

          In addition, SBC agreed in Section 7 of the Voting Agreement to vote or cause any of its Subsidiaries to vote all shares of Class A Common Stock and Class B Common Stock owned or held of record by SBC or any of its Subsidiaries at any meeting of Prodigy stockholders held for such purpose in favor of electing up to three persons (subject to the provisions of the Voting Agreement) designated by the Stockholders as Class A Directors (as defined in the Restated Certificate of Incorporation) to the board of directors of Prodigy.

          In accordance with the Voting Agreement, on November 19, 1999 (i) Carso delivered to SBC an irrevocable proxy of Carso, dated November 19, 1999 (the "Carso Proxy"), in respect of the 29,396,911 shares of Common Stock of Prodigy owned of record by Carso on the date of the Voting Agreement and (ii) Telmex delivered to SBC an irrevocable proxy of Telmex, dated November 19, 1999 (the "Telmex Proxy", and together with the Carso Proxy, the "Proxies"), in respect of the 11,412,500 shares of Common Stock of Prodigy owned of record by Telmex on the date of the Voting Agreement.

          By virtue of the Voting Agreement and the Proxies, SBC acquired beneficial ownership on November 19, 1999 of the 40,809,411 shares of Common Stock to which the Voting Agreement and Proxies related, as reported in SBC's Original 13D.

       In accordance with the Voting Agreements and Proxies, SBC voted the 40,809,411 shares of Common Stock to which the Proxies related in favor of adoption and approval of the Investment Agreement, the Strategic Agreement and the transactions contemplated thereby, the Transactions (as defined in the Voting Agreement) and the Charter and By-Law Amendments (as defined in the Voting Agreement) at the annual meeting of Prodigy shareholders held on May 24, 2000.

       On May 31, 2000, the transactions contemplated by the Investment Agreement closed. By their terms, the Proxies and, except for Section 7 of the Voting Agreement, the Voting Agreement terminated and SBC no longer has beneficial ownership of any shares of Common Stock.

II. Beneficial Ownership of Class A Common Stock
------------------------------------------------

       Upon the Closing of the Unit Issuance and Investment Share Issuance and the transactions contemplated by the Investment Agreement, SBC and SBC Sub acquired beneficial ownership of 50,448,283 shares of Class A Common Stock. The transactions contemplated by the Investment Agreement and the Strategic Agreement are summarized as follows:

       On November 19, 1999, Prodigy and Prodigy Sub formed the Operating Partnership, a new limited partnership of which Prodigy is the sole general partner. At the Closing, Prodigy contributed substantially all of its operating assets and transferred its employees to the Operating Partnership. At the Closing, SBC Sub contributed the SBC Contributed Assets to the Operating Partnership in exchange for 51,843,631 Units of Operating Partnership, which is equal to approximately 42.6% of the total number of Units in the Operating Partnership issued and outstanding immediately following the issuance to SBC Sub. Prodigy retained an approximate 57.4% interest in the Operating Partnership. Pursuant to the Amended and Restated Limited Partnership Agreement, for so long as SBC Sub's Book Capital Account (as defined in the Amended and Restated Limited Parnership Agreement) is less than its Imputed Capital Account (as defined in the Amended and Restated Limited Partnership Agreement), SBC Sub has the right to exchange its Units in the Operating Partnership for a lesser number of shares of Class A Common Stock. Prior to certain distributions by the

Operating Partnership, certain gains will be allocated, first, to the extent necessary to cause SBC Sub's Book Capital Account (as defined in the Amended and Restated Limited Partnership Agreement) to equal its Imputed Capital Account (as defined in the Amended and Restated Limited Partnership Agreement). As SBC Sub's Book Capital Account (as defined in the Amended and Restated Limited
Partnership Agreement) is increased as a result of any such allocation of gains, SBC and SBC Sub will acquire beneficial ownership of additional shares of Class A Common Stock. From and after such time that SBC Sub's Book Capital Account (as defined in the Amended and Restated Limited Partnership Agreement) equals its Imputed Capital Account (as defined in the Amended and Restated Limited Partnership Agreement), SBC Sub will have the right to exchange its Units in the Operating Partnership, on a one-for-one basis, into the same number of shares of Class A Common Stock. As of the Closing Date, SBC Sub could exchange its 51,843,631 Units into 50,448,282 shares of Class A Common Stock.

       At the Closing, Prodigy also issued to SBC Sub one share of Class B Common Stock in consideration of $100. Class B Common Stock will not be listed on the Nasdaq National Market or any other exchange. Shares of Class B Common Stock will be convertible at any time, on a one-for-one basis, into the same number of shares of Class A Common Stock. When transferred by SBC Sub to any person or entity not affiliated with SBC, Class B Common Stock will automatically convert into Class A Common Stock. Pursuant to the Amended and Restated Limited Partnership Agreement of Operating Partnership, SBC Sub is permitted to transfer its Units to any person as long as such person agrees to be bound by the Amended and Restated Limited Partnership Agreement.

       Prodigy's current stockholders exchanged their Common Stock for Class A Common Stock. Prodigy is now a holding company whose sole assets consist of rights under certain stock-related agreements and plans and the approximate 57.4% interest in the Operating Partnership and whose sole business is to act as the sole General Partner of the Operating Partnership.

       Holders of Prodigy's Class A Common Stock generally have rights identical to holders of Prodigy's Class B Common Stock, except that each holder of Class A Common Stock is entitled to one vote per share and SBC Sub, the holder of Class B Common Stock, is entitled to one vote for each share of Class B Common Stock held by it and one vote for each Unit held by it. Pursuant to Prodigy's Restated Certificate of Incorporation, SBC has the right to directly elect three of Prodigy's nine directors. Otherwise, holders of Class A Common Stock and Class B Common Stock generally will vote together as a single class on all matters (including the election of the directors who are not elected directly by SBC) presented to the stockholders for their vote or approval except as otherwise required by applicable Delaware law or the Restated Certificate of Incorporation. Pursuant to Prodigy's Restated Certificate of Incorporation, SBC, by a vote of at least 75% of the Class B Common Stock, may, without a vote of the holders of the Class A Common Stock, approve a merger of Operating Partnership into Prodigy.

       Prodigy has established an Executive Steering Committee (as defined in the Restated Certificate of Incorporation) of the board of directors of Prodigy. The Executive Steering Committee will consist of four members, two of whom will be selected by the Class B Directors (as defined in the Restated Certificate of Incorporation) elected by SBC and two of whom will be selected by the Class A Directors (as defined in the Restated Certificate of Incorporation) designated by Telmex and Carso. The purpose of the Executive Steering Committee is to evaluate all major corporate actions of Prodigy and Operating Partnership, such as mergers, acquisitions, capital expenditures or borrowings in excess of $20 million (each a "Major Action"). Each Major Action will require the approval of the Executive Steering Committee prior to being submitted for the approval of the board of directors of Prodigy. The Restated Certificate of Incorporation also provides that major events, including the Major Actions, require the approval of the full board of directors of Prodigy.

       In connection with these transactions, Prodigy, Prodigy Sub and SBC Sub entered into an Amended and Restated Limited Partnership Agreement, pursuant to which Prodigy is the sole general partner of the Operating Partnership. As sole general partner of the Operating Partnership, Prodigy has unilateral control over all of the affairs and decision making of the Operating Partnership (subject to the approval of SBC Sub, as limited partner, as to certain matters). As such, Prodigy, through the Executive Steering Committee, the board of directors of Prodigy and Prodigy's officers, is responsible for nearly all operational and administrative decisions of the Operating Partnership and the day-to-day management of the Operating Partnership's business. Prior to being submitted to Prodigy's Board, all Major Actions of the Operating Partnership must be unanimously approved by the Executive Steering Committee. Furthermore, Prodigy cannot be removed as the sole General Partner of Operating Partnership without its approval, nor can Operating Partnership be dissolved without Prodigy's approval (subject to certain exceptions described in the Amended and Restated Limited Partnership Agreement).

       Upon issuance of the Units and the Class B Common Stock to SBC Sub at the Closing, the number of Units owned by Prodigy equals the number of shares of outstanding Common Stock (as defined in the Restated Certificate of Incorporation) of Prodigy. After the Closing, the number of Units owned by Prodigy is intended to be at all times equal to the number of shares of outstanding Common Stock (as defined in the Restated Certificate of Incorporation) of Prodigy. The net cash proceeds received by Prodigy from any issuance of shares of Common Stock (as defined in the Restated Certificate of Incorporation), including with regard to the exercise of options warrants and other rights, shall be concurrently transferred to the Operating Partnership in exchange for Units equal in number to such number of shares of Common Stock (as defined in the Restated Certificate of Incorporation) issued by Prodigy.

       Pursuant to the Registration Rights Agreement, each of SBC and SBC Sub have been granted registration rights in respect of shares of Class A Common Stock issued or to be issued upon conversion of the share of Class B Common Stock and/or upon the exchange of Units.

       The transactions outlined above were submitted for approval, and were approved, by Prodigy's stockholders on May 24, 2000, and the Closing took place on May 31, 2000. SBC Sub has the right to "collapse" the structure described above or exchange its Units in the Operating Partnership for shares of Class A Common Stock, in order to hold a direct equity interest in Prodigy.

       Depending upon their evaluation of the Company's business and prospects, SBC and SBC Sub may, from time to time, directly or indirectly, purchase additional shares of Class A Common Stock and may, from time to time, directly or indirectly, dispose of all or a portion of the shares of Class A Common Stock held by them. Any such additional purchases or sales of the shares of Class A Common Stock may be effected through open market purchases, one or more tender offers, privately negotiated transactions, or otherwise. However, there can be no assurance that SBC and/or SBC Sub will effect any such purchases or sales.

       SBC views its relationship with Prodigy as strategic and intends to actively support the business strategies developed by the Prodigy Board of Directors and to bring to Prodigy's attention business transactions, including extraordinary corporate transactions, that SBC believes may be of interest to Prodigy. These transactions could involve potential changes in the board of directors, management, capitalization, dividend policy, business or corporate structure, charter, by-laws or instruments corresponding thereto of Prodigy and other matters that could arise in material business transactions. Employees of SBC may be involved in supporting Prodigy in the implementation of such transactions.

       Pursuant to Section 5.1(h) of the Investment Agreement, Prodigy has agreed to adopt a Stockholder Protection Rights Agreement in a form to be agreed upon between Prodigy and SBC as set forth more fully in the Investment Agreement.

       The foregoing descriptions of the Voting Agreement, the Carso Proxy, the Telmex Proxy, the Investment Agreement, the Amended and Restated Limited Partnership Agreement, the Restated Certificate of Incorporation, the Amended and Restated By-Laws, the Registration Rights Agreement and the Strategic Agreement are qualified in their entirety by reference to the respective agreements and documents, as the case may be, copies or forms of which were filed with the Original 13D and are specifically incorporated herein by reference in response to this Item 4.

       Except as set forth in this Statement, the Voting Agreement, the Carso Proxy, the Telmex Proxy, the Investment Agreement, the Amended and Restated Limited Partnership Agreement, the Restated Certificate of Incorporation, the Amended and Restated By-Laws, the Registration Rights Agreement and the Strategic Agreement, none of SBC or SBC Sub or, to the best of SBC's or SBC Sub's knowledge, any of the individuals named in Exhibit A hereto, has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interests in Securities of the Issuer.
          -------------------------------------

          (a) As a result of SBC Sub's rights to exchange its Units into 50,448,282 shares of Class A Common Stock and to convert its Class B Common Stock into one share of Class A Common Stock, SBC and SBC Sub beneficially own 50,448,283 shares of Class A Common Stock, which represents, based on the information received by Prodigy in connection with the Closing, approximately 41.95% of the outstanding shares of Class A Common Stock assuming that the 50,448,282 shares of Class A Common Stock into which SBC Sub could exchange its Units and the one share of Class A Common Stock into which SBC Sub could convert its Class B Common Stock are outstanding.

          According to the filing of Amendment No. 1 to Schedule 13D, dated as of March 9, 2000 (the "Stockholders' 13D"), of each of Carlos Slim Helu ("Mr. Slim"), Carso and Telmex, Mr. Slim, a member of the Board of Directors of SBC, and members of his immediate family beneficially own 41,413,111 shares of Common Stock of Prodigy, which as a result of the reclassification of Common Stock into Class A Common Stock as described in Item 4 above, would now be 40,809,411 shares of Class A Common Stock, which represents, based on the information received by Prodigy in connection with the Closing, approximately 59.3% of the outstanding shares of Class A Common Stock of Prodigy or 34.4% of the outstanding shares of Class A Common Stock of Prodigy assuming that the 50,448,282 shares of Class A Common Stock into which SBC Sub could exchange its Units and the one share of Class A Common Stock into which SBC Sub could convert its Class B Common Stock are outstanding.

          The information contained above in this Item 5(a) and below in Item 5(b) with respect to Mr. Slim consists of information contained in the Stockholders' 13-D. While SBC has no reason to believe that such information was not reliable as of its date, SBC only accepts responsibility for accurately reproducing such information and accepts no further or other responsibility for such information. In addition, SBC makes no representation or warranty with respect to the accuracy or completeness of such information or any representation or Warranty, and the filing of this Statement shall not create any implication under any circumstances, that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by Mr. Slim, which may affect the accuracy or completeness of such information.

          Except as set forth in this Item 5, none of SBC or SBC Sub or, to the best of SBC's or SBC Sub's knowledge, any of the individuals named in Exhibit A hereto beneficially owns any shares of Class A Common Stock.

          (b) SBC and SBC Sub have the shared power to vote and to dispose of 50,448,283 shares of Class A Common Stock. For a description of the information required by Item 2 with respect to SBC Sub, see "Item 2. Identity and Background" above.

          According to the Stockholders' 13D, Mr. Slim, who filed on behalf of himself and members of his immediate family, has shared power to vote and shared power to dispose of 41,413,111 shares of Common Stock of Prodigy, which as a result of the reclassification of Common Stock into Class A Common Stock as described in Item 4 above, would now be 41,413,111 shares of Class A Common Stock.

          (c) Except with respect to the transactions contemplated by the Voting Agreement, the Carso Proxy, the Telmex Proxy, the Investment Agreement, the Amended and Restated Limited Partnership Agreement, the Restated Certificate of Incorporation, the Amended and Restated By-Laws, the Registration Rights Agreement, and the Strategic Agreement, which are described in response to Item 4 above and incorporated herein by reference, none of SBC or SBC Sub, or to the best of SBC's or SBC Sub's knowledge, any of the individuals named in Exhibit A hereto, has effected any transaction in Common Stock or Class A Common Stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreement, the Carso Proxy, the Telmex Proxy, the Investment Agreement, the Amended and Restated Limited Partnership Agreement, the Restated Certificate of Incorporation, the Amended and Restated By-Laws, the Registration Rights Agreement and the Strategic Agreement in Item 4 are qualified in their entirety by reference to the respective agreements and documents, as the case may be, copies or forms of which were filed as exhibits to the Original 13D and are specifically incorporated herein by reference in answer to this Item 5.

          (d) Except as set forth in this Item 5, no other person is known by SBC or SBC Sub to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Class A Common Stock beneficially owned by SBC and SBC Sub.

          (e) SBC ceased to beneficially own more than five percent of the Common Stock on May 31, 2000, the Closing Date.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to the Securities of the Issuer.
          -------------------------------

          See "Item 4. Purpose of Transaction" for a description of the Voting Agreement, the Carso Proxy, the Telmex Proxy, the Investment Agreement, the Amended and Restated Limited Partnership Agreement, the Restated Certificate of Incorporation, the Amended and Restated By-Laws, the Registration Rights Agreement and the Strategic Agreement, which are qualified in their entirety by reference to the respective agreements and documents, as the case may be, copies or forms of which were filed as exhibits to the Original 13D and are specifically incorporated herein by reference in answer to this Item 6.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit A      Directors and Executive Officers of SBC Communications
                         Inc. and SBC Internet Communications, Inc.

          Exhibit B      Voting Agreement, dated as of November 19, 1999, among
                         the undersigned stockholders of Prodigy Communications
                         Corporation and SBC Communications Inc. (previously filed)

          Exhibit C      Proxy, dated November 19, 1999, of Carso Global
                         Telecom, S.A. de C.V. (previously filed)

          Exhibit D      Proxy, dated November 19, 1999, of Telefonos de Mexico,
                         S.A. de C.V. (previously filed)

          Exhibit E      Investment, Issuance, Contribution and Assumption
                         Agreement, dated as of November 19, 1999 and amended as of April 19, 2000, by and among SBC Communications
                         Inc., SBC Internet Communications, Inc., Prodigy
                         Communications Corporation, Prodigy Transition
                         Corporation, and Prodigy Communications Limited
                         Partnership (certain schedules and exhibits omitted)
                         (previously filed)

          Exhibit F      Strategic and Marketing Agreement, dated as of November
                         19, 1999, by and among SBC Communications Inc., SBC
                         Internet Communications, Inc., Prodigy Communications
                         Corporation, and Prodigy Communications Limited
                         Partnership (certain schedules and exhibits omitted)
                         (previously filed)

          Exhibit G      Amended and Restated Limited Partnership Agreement,
                         dated as of May 31, 2000, by and among Prodigy
                         Communications Corporation, SBC Internet
                         Communications, Inc. and Prodigy Transition Corporation
                         (form of which was previously filed)

          Exhibit H      Restated Certificate of Incorporation of Prodigy
                         Communications Corporation, as filed on May 31, 2000
                         (form of which was previously filed)

          Exhibit I Amended and Restated By-Laws of Prodigy Communications Corporation, as adopted on May 31, 2000 (form of which was previously filed)

          Exhibit J      Registration Rights Agreement, dated as of May 31,
                         2000, by and among Prodigy Communications Corporation,
                         SBC Communications Inc. and SBC Internet
                         Communications, Inc. (form of which was previously filed)

          Exhibit K      Joint Filing Agreement, dated as of June 13, 2000,
                         between SBC Communications Inc. and SBC Internet
                         Communications, Inc. relating to the joint filing of this Schedule 13D pursuant to Rule 13d-1(k)

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 13, 2000

                             SBC COMMUNICATIONS INC.



                             By: /s/ James S. Kahan
                                 ------------------------------
                             Name:  James S. Kahan
                             Title: Senior Executive Vice President - Corporate
                                    Development


                             SBC INTERNET COMMUNICATIONS, INC.



                             By: /s/ Stephen A. McGaw
                                 ------------------------------
                             Name:  Stephen A. McGaw
                             Title: President